March 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kyle Wiley, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:	APPlife Digital Solutions Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 16, 2023
File No. 333-269389

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated March 2, 2023 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 1 to Registration Statement on Form S-1

Description of Business

Products, page 20

1. We note your response to prior comment 4 and reissue it, in part. With respect to the development of your Valida "super wallet", please provide a description of the processes and fees related to the use of the Polygon blockchain.

Response: Valida is still in pre-development phase. We completed the wire frame and general concept of the design, the schedule and time frame for the build-out to Beta and eventually a MVP, but have yet to begin coding the actual working platform. We have decided on Polygon and reached out to them for tech support and have lined up that support, but have not yet begun writing the code. Many of the specific details on security daemons and code will not be available to us until we get to that stage of development. We want to use the most advanced options. We also know the legal and regulatory environment surrounding this industry is changing daily as the regulators are learning. Additionally, we are still too early in development to determine any of the fees at this point.  We expect much more clarity on requirements by the time we are writing the code.

2. We note your response to prior comment 6. Please expand your discussion of the security precautions you will take to keep your customers crypto assets secure and highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.  Additionally, given that the wallets will be non-custodial, please provide more detail on how the "cold storage" feature will work.

Response: It is simply too early to answer some of the questions you are asking about the cold wallet, security, or any segment that will first require our fully funding the build-out with the next stage development team in place and then planning the structuring of the writing of the code. That’s where we will see the newest and latest security technology, the best options for cold wallet storage and the most user friendly UX as it’s becoming more integrated with everyday users. It is our intention to build a highly secure, easy to use, non-custodial wallet. We plan to bring in the most advanced technology for security when we begin writing the code. We will have a cold wallet system that allows the users to transfer between storage and active modes and plan to include2FA, fingerprint and/or facial recognition technology. We plan to have multiple additional security daemons that review account holdings and prevent unauthorized transfers/withdrawals. All of our code will undergo security audits prior to Beta and again prior to MVP release. We have updated the Registration statement to add the above disclosure.

3. With respect to the development of your Valida wallet, we note that you will focus on storing and sharing NFTs that represent practical use. Please explain how you intend to achieve this focus and whether you will prevent customers from storing other types of NFTs. Additionally, please identify all of the services that you will provide in connection with the super wallet. Lastly, we note that you "plan to add a secondary round of features." Please expand your discussion to identify those planned features.

Response: As we mentioned, the main focus of our user base will be practical use NFTs. We believe this is the future best use scenario for NFTs. This is what we believe will set us apart from those systems designed to buy and sell digital art and items that may be considered securities. We expect users to store their important documents and certifications in files. An example is we will allow universities to bulk upload diplomas into the system that will be an image of the certificate with the graduates name in place. The Meta Data will show in a border area that discloses the name of the University, the degree, date of issue and an official University stamp. The User will have the option of receiving the NFT version by registering and then using a code provided by the school to download the diploma NFT into the wallet. This would also apply to Driver’s licenses issued by State DMVs, Real Estate Broker licenses, Wills and other important legal documents, Escrow or Title paperwork. We are not intending on blocking people from storing other types of NFTs, but our format and storage UI is not appealing to those collecting digital art. Our interface will resemble a windows filing system. It is tailored to cater to file storage for the practical use type.  Lastly, we have removed the disclosure of adding a secondary round of features and if/when the time comes where we decide to add a secondary round of features, we will add that in future filings.

General

4. We note your response to prior comment 9 that your business management and executive teams do not operate in China and that you generate no revenue in China. However, you disclose in the risk factors that your "sole officer and director, Matt Reid, resides in China and operates the Company from China." Your disclosure also indicates that you work in partnership with a licensed law firm in Shanghai China and that you anticipate working with other Chinese entities. Please revise your disclosure to address this inconsistency or explain.

Response: Matt Reid is technically the only employee of the Company and he resides in Shanghai, China, in order to manage the independent contractor teams of developers the Company hires. We have an attorney in Shanghai engaged to help us with the contracts and negotiations with developers and other similar items. We have multiple independent contractor team members for the Company that live and work in the US who make up our business management and executive teams.  They do not operate in China and we generate no revenue in China. Our independent contractors fill positions such as Chief Legal Officer, Executive Project Director, Accountant and Investor relations manager and are all located in New York. Our Director of Marketing, PR agent and multiple lower-level independent contractors reside and work in California. None of the operating business models we have are generating any revenue from China based business. Currently 100% of our revenue comes from an ecommerce platform servicing US customers. There are no current plans to buy or develop any new China business model.

We did previously build a model that would background check Chinese companies for small to medium size businesses around the world that would want to verify that a Chinese company was legitimate before sending them money for an order. We had an agreement with our attorney in Shanghai to do the background information reviews on the Chinese companies and email our customers a one page report on the validity of the registered Chinese company. This model is not currently operating. While we were preparing for launch, China placed a temporary moratorium of sending background information on Chinese companies or citizens overseas. We shelved the software until they release the moratorium on the information transfer. Even though this model would be checking on the Chinese manufacturers or businesses, the users of our model were individuals and businesses around the world looking for the information. The billing and payment gateways were all built using US banks and transaction services.  Even if this model operates, there will be no revenue from Chinese customers or sources.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director